

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

<u>Via Email</u>
Michael J. Zeidel, Esq.
Skadden, Arps, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: PHH Corp
             Schedule TO-I
             Filed May 6, 2015
             File No. 005-13543

Dear Mr. Zeidel:

      We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

1.   As currently structured, the final exchange ratio will not be fixed until 4:30 pm New York City time on the expiration day of the offer. Thus, securityholders will not know certain material terms of the offer (i.e. the final exchange ratio or consideration receivable) until the expiration day of the offer. This structure does not appear to be consistent with Rule 13e-4(d)(1) and Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer and/or contact the staff to advise.

2.   Please note our comment above. If you revise your offer, please provide an analysis of how your revised offer will allow sufficient time for securityholders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to securityholders. If you do not intend to revise the offer in

compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Cautionary Statement, page 23

3.   We note that you "do not undertake any obligation to update any forward- looking statement to reflect events or circumstances after the date of th[e] Offer to Purchase…" This assertion is inconsistent with the company's obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. Therefore, please revise this disclosure and refrain from including such language in future filings. Refer generally to Rules 13e-4(d)(2) and 13e-4(e)(3).

Incorporation of Documents by Reference, page 24

4.   We note that you have attempted to "forward" incorporate by reference future filings. Please confirm your understanding that Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your disclosure accordingly.

Selected Historical Consolidated Financial Data, page 33

5.   Please provide updated summary financial information reflective of the results reported in the Form 10-Q for the period ending March 31, 2015. For example, please revise to include updated information regarding the net book value and ratio of earnings to fixed charges. Refer generally to Item 1010(c) of Regulation M-A. Also, please include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Extension, Termination and Amendment, page 37

6.   You disclose that the calculation of the Exchange Ratio on the basis of the formula described in the Offer will not be considered an increase or decrease in the price to be paid in the offer. Given the timing of the calculation however, which is currently scheduled to occur on the expiration day of the offer, this statement would appear to be inconsistent with the requirements set forth in Rule 13e-4(f)(1)(ii) and 14e-1(b). Please reconcile and/or revise your disclosure consistent with the responses you provide to prior comments 1 and 2.

7.   You indicate your right to waive conditions to the offer without extending the offer, in accordance with applicable law. Supplementally confirm your understanding that

depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders.

Conditions to the Offer, page 43

8.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language that suggests any "action or inaction" by PHH may constitute a bona fide triggering events for offer conditions.

9.   Refer to disclosure regarding your right to "terminate the offer if any condition is not satisfied…on or *after* the Expiration Time on the Expiration Date..." We also note language that suggests you are reserving the right to assert the conditions "at any time" from time to time in your sole discretion. Please revise to clarify that all conditions, other than those subject to governmental approvals, must be satisfied or waived as of the Expiration Time.

10.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders of how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions